UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at January 31, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: January 31, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON ANNOUNCES NEW G-9 RESOURCE ESTIMATES
Mineral Resources Increased,
87% of Southeast Zone in Measured and Indicated Categories

January 31, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN; OTCBB:FRLLF) ("Farallon" or the "Company"), is pleased to provide the results of a recent resource estimate for the G-9 deposit at the Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico.

The currently outlined dimensions of the G-9 deposit are approximately 1,000 metres by 650 metres. The maximum thickness of the deposit is 45 metres, and averages 10 to 20 metres. The deposit currently consists of four massive sulphide bodies (Southeast, Southwest, North and Abajo). Stringer mineralization in the footwall of these bodies has been modeled as a series of replacement zones. The current estimate is based on drilling to October 2007, including 134 drill holes which define and delineate the massive sulphide and replacement zones. The analysis utilized 3-dimensional modeling techniques, and estimation parameters based on prior experience at Campo Morado. The resource estimates were done using geostatistical methods.

The table below includes new estimates for the Southeast zone and the replacement zone in the footwall of the Southeast zone, and the first estimate for the Abajo zone that was discovered by drilling in 2007.

SOUTHEAST, ABAJO, SOUTHEAST AREA REPLACEMENT ZONES
Mineral Resources January 2008

Category	Cutoff Zn%	Tonnes	Grade
			Zn%	Au g/t	Ag g/t	Cu %	Pb %
SOUTHEAST ZONE
Measured	2	593,000	10.7	3.42	257.5	1.50	1.49
	5	491,000	12.2	3.44	257.9	1.56	1.52
	8	351,000	14.5	3.28	243.1	1.69	1.55
Indicated	2	829,000	11.4	2.94	220.2	1.69	1.26
	5	685,000	13.1	2.60	207.5	1.90	1.20
	8	518,000	15.2	2.28	189.1	2.04	1.18
Measured + Indicated	2	1,422,000	11.1	3.14	235.7	1.61	1.36
	5	1,175,000	12.7	2.95	228.5	1.76	1.33
	8	869,000	14.9	2.68	210.9	1.90	1.33
Inferred	2	205,000	9.7	1.45	97.7	1.60	0.52
	5	192,000	10.2	1.31	89.1	1.65	0.48
	8	129,000	11.8	1.35	95.4	1.72	0.55
ABAJO ZONE
Indiated	2	376,000	9.0	2.51	174.4	0.94	1.17
	5	313,000	10.1	2.40	181.2	0.96	1.28
	8	197,000	12.1	2.38	186.0	1.05	1.27
Inferred	2	337,000	9.6	2.98	226.1	1.02	1.37
	5	316,000	10.0	2.98	229.7	1.02	1.39
	8	233,000	11.1	3.07	251.4	1.10	1.33
REPLACEMENT ZONE-Southeast Area
Inferred	2	61,000	5.9	0.59	72.5	1.00	0.26
	5	23,000	9.0	0.36	56.5	1.03	0.16
	8	18,000	9.7	0.36	34.9	1.13	0.10

Notes: Mineral resources that are not mineral reserves do not have demonstrated economic viability.
A 5% Zn cutoff was used for a December 2007 preliminary assessment; detailed engineering studies will determine the best cutoff.

At a 2% zinc cutoff, Southeast zone resources have increased to 1,422,000 tonnes of measured and indicated resources plus 205,000 tonnes of inferred resources as compared to 1,460,000 tonnes of inferred resources in November 2006 at comparable grades (see Farallon's November 14, 2006 news release). In addition, there are 376,000 tonnes of indicated plus 337,000 tonnes of inferred resources outlined in the Abajo zone.

Dick Whittington said:

"The results of the new resource estimate demonstrate the robustness of the G-9 deposit. We have upgraded 87% of the mineral resources in the Southeast zone to measured and indicated categories as well as adding to the overall resources for the zone. We have also added to the overall mineral resources of the deposit through the discovery of the Abajo zone, which is open to further expansion."

The table below shows the total resources for the G-9 deposit. The table includes the January 2008 resources for Southeast, Abajo, and Southeast Area Replacement zones (as shown above) and the November 2006 resources for Southwest, North and North Area Replacement zones. (Further details from the November 2006 estimates for the latter zones are tabulated at the end of this release).

G-9 DEPOSIT MINERAL RESOURCES
ALL ZONES

			Grade
Category	Cutoff Zn%	Tonnes	Zn%	Au g/t	Ag g/t	Cu %	Pb %
Total Measured	2	593,000	10.7	3.42	257.5	1.50	1.49
	5	491,000	12.2	3.44	257.9	1.56	1.52
	8	351,000	14.5	3.28	243.1	1.69	1.55
Total Indicated	2	1,205,000	10.6	2.81	205.9	1.46	1.23
	5	997,000	12.1	2.54	199.3	1.61	1.23
	8	715,000	14.3	2.31	188.2	1.77	1.20
Total Measured + Indicated	2	1,798,000	10.7	3.01	222.9	1.47	1.32
	5	1,488,000	12.2	2.83	218.6	1.59	1.32
	8	1,066,000	14.4	2.63	206.3	1.74	1.32
Total Inferred	2	4,680,000	6.3	2.83	179.2	1.14	0.98
	5	2,528,000	8.8	3.15	205.6	1.36	1.21
	8	1,256,000	11.2	3.10	213.2	1.52	1.03

Mineral resources that are not mineral reserves do not have demonstrated economic viability.
A 5% Zn cutoff was used for a December 2007 preliminary assessment; detailed engineering studies will determine the best cutoff.

Drilling continues at the North zone. Once the results are compiled and modeled, a new estimate for the North zone will be completed.

The resource estimates were completed for Farallon by the geological staff of Hunter Dickinson Inc. The qualified person for the resource estimate is David Gaunt, P.Geo., who is not independent of the Company. The mineral resource classifications for the January 2008 estimates were assessed by independent qualified person Qingping Deng, CPG, of Behre Dolbear & Company (USA), Inc. The qualified persons reviewed and approved the contents of this news release.

Farallon's drilling programs include rigorous quality assurance and quality control procedures under the supervision of Daniel Kilby, P.Eng., a qualified person. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon is advancing the G-9 deposit through a parallel track program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008. The Company has a cash position of US$33 million, held in interest earning current accounts with Scotiabank, to support its ongoing programs.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. (Dick) Whittington

J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Farallon Resources Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SOUTHWEST, NORTH AND NORTH AREA REPLACEMENT ZONES
MINERAL RESOURCES NOVEMBER 2006

Category	Cutoff Zn %	Tonnes	Grade
			Zn %	Au g/t	Ag g/t	Cu %	Pb %
SOUTHWEST ZONE
Inferred	2	1,253,000	3.8	2.00	135.8	0.91	0.83
	5	242,000	6.1	2.51	169.4	0.83	1.23
	8	14,000	8.7	2.33	182.9	0.97	1.36
NORTH ZONE
Inferred	2	2,370,000	7.0	3.70	222.7	1.28	1.08
	5	1,589,000	8.7	3.73	231.6	1.46	1.26
	8	788,000	11.0	3.60	230.9	1.57	1.18
REPLACEMENT ZONE - North Area
Inferred	2	454,000	5.4	1.35	88.9	0.99	0.86
	5	166,000	9.0	1.40	119.2	1.52	1.33
	8	73,000	12.6	1.81	158.0	2.24	2.00